Exhibit 1

NEWS RELEASE

For Immediate Release

Contact:

Mark H. Harnett

MacKenzie Partners, Inc.

(212) 929-5877

Glass Lewis Recommends Vote for New Insituform Directors

and Urges Stockholders to Discard Incumbent’s White Card

New York, New York, May 9, 2008 —Water Asset Management today reported that Glass Lewis & Co., a leading proxy advisory firm, recommended that stockholders vote for independent candidates Nick Vande Steeg and Disque D. Deane Jr. on the BLUE proxy card and discard the WHITE management proxy card at the Insituform Technologies, Inc. (Nasdaq: INSU) Annual Meeting on Monday May 19, 2008.

In reaching their conclusion, Glass Lewis noted, “…In this case, we believe that [Water Asset Management] has successfully raised serious concerns regarding the Company’s performance. Notably, when the Dissident first approached the board of directors, Insituform’s stock price was near a five year low value. Further, the Company’s stock has underperformed the noted indices in each year since 2002. This should be concerning for shareholders.”

Water Asset Management, the owner of 1,466,008 (5.3%) shares of Insituform stock, also stated that it firmly disagrees with the recommendation of the proxy advisory firm ISS/Risk Metrics. On the one hand ISS/Risk Metrics’ analysis correctly acknowledges that “some new board member with relevant industry expertise and aligned interests with all other stockholders may benefit the board given the company’s long term under-performance.” On the other hand Water Asset Management is baffled by their recommendation, which if followed, obliges Insituform stockholders to continue to suffer with the same incumbent Board that has presided over the company’s dismal record of poor stock price, shrinking margins, CEO turnover and failed acquisitions.

Water Asset Management believes that reversing these trends requires changes at the top and continues to urge fellow stockholders to vote the BLUE card and elect the five highly qualified directors who are committed to creating long term stockholder value for all Insituform stockholders.

Stockholders who have questions or need assistance in voting their shares should contact MacKenzie Partners, Inc. at 800-322-2885 or by email at proxy@mackenziepartners.com.

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